Exhibit 99.2

Valour Announces Receipt of Approval in Principle by the Jersey Regulator JFSC and Filing of a new EU Base Prospectus regarding physically asset backed ETPs with the Swedish Regulator SFSA

●	Valour Digital Securities Limited, a Jersey-based securities issuance vehicle cooperating with Cayman-based Valour Inc. as arranger, has obtained the approval in principle by the JFSC and has subsequently submitted a new EU base prospectus documentation covering physically backed ETP-Products with the Swedish Regulator SFSA.

Toronto, Ontario, January 12, 2023 - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, is pleased to announce the approval in principle by the JFSC and the submission of an EU base prospectus with the Swedish regulator SFSA for the issuance of physically stored digital assets wrapped by exchange-traded product (ETP) securities.

This expansion of Valour’s product line is another significant step forward in the company’s mission to make digital assets more accessible and facilitate their integration with traditional assets. These new products will allow investors to diversify their portfolios by adding selected digital asset exposure to their existing traditional securities accounts without the need to open any additional digital asset holding accounts such as wallets with crypto exchanges.

Once approved, the new ETP-securities will be available on regular exchanges in Europe such as Deutsche Boerse Xetra, Euronext, SIX Swiss Exchange etc. being secured by the respective digital assets that are physically stored with regulated custody providers. Physical custody ensures that the underlying assets are stored in a secure location and are pledged for the benefit of the security holders. This provides investors with an added layer of security and protection for their assets. It signifies a crucial stepstone of a stringent and strategic development for Valour and further solidifies its mission to make digital assets more accessible and facilitate their seamless integration with traditional assets.

“We are excited to have received the approval in principle from the JFSC for our asset backed issuance programme, and to have submitted the documentation for final approval to the SFSA,” said Olivier Roussy Newton, CEO of Valour Inc. “This is an important step in our mission to make digital assets more accessible and facilitate their seamless integration with traditional assets. Our goal is to provide investors with a broader range of investment options and the ability to easily diversify their portfolios. This new product line is another significant step forward in achieving that goal.”

Alongside with this upcoming new issuance programme Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Valour Bitcoin Carbon Neutral, and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

About Valour

Valour Inc. (NEO: DEFI) (GR: RMJ.F) (OTCQB: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations

ir@valour.com